SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required, effective October 7, 1996).* For the fiscal year ended December 31, 2001.

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee Required).* For the transition period from ______________ to ______________

333-43021
Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VIB CORP 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIB Corp
1498 Main Street
El Centro, California 92243
(760) 337-3200

REQUIRED INFORMATION

The VIB Corp 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the two years ended December 31, 2001 and 2000, which have been prepared pursuant to the financial reporting requirements of ERISA, are attached hereto as Exhibit 13 and incorporated herein by this reference.

Total Number of Pages: 10.
Exhibit Index at Page 2.

Exhibits

Exhibit No.	Description
13	Financial Statements of the Plan for the fiscal year ended December 31, 2001 and 2000.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2002

By: ______________________
Name: Dennis L. Kern
Title: President and
Chief Executive Officer

Exhibit Index

Exhibit No.	Description	Page Number
13	Financial Statements of the Plan for the fiscal year ended December 31, 2001 and 2000.	3

VIB CORP

401(k) PLAN

DECEMBER 31, 2001

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits 2
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information 3
Notes to Financial Statements 4

Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
VIB Corp 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of VIB Corp 401(k) Plan (the Plan) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 2001. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of VIB Corp 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits with fund information for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day & Co. LLP

Laguna Hills, California
April 24, 2002

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408 www.vtdcpa.com

FRESNO • LAGUNA HILLS • PLEASANTON • RANCHO CUCAMONGA • SACRAMENTO • SAN JOSE

VIB CORP 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash - Non Interest Bearing	$ -	$ 5,265
Receivable from VIB Corp - Employer Match	-	15,503
Investments:		
College Life Insurance - Fixed Annuity Contract	315,437	299,747
Investment in VIB Corp Stock	2,542,905	1,789,850
Nationwide Arranger Group - Mutual Funds	3,795,832	3,772,833
Loans to Participants	299,401	408,007
TOTAL INVESTMENTS	6,953,575	6,270,437
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 6,953,575	$ 6,291,205

The accompanying notes are an integral part of these financial statements.

VIB CORP 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

YEAR ENDED DECEMBER 31, 2001

	Participant Directed					
	Fixed Annuity Contract	Investment in VIB Corp Stock	Mutual Funds	Loans to Parti-cipants	Other	Total
INVESTMENT INCOME						
Interest and Dividends	$ 11,199	$ -	$ -	$ 33,911	$ -	$ 45,110
Net Change in Current Value of Investments		613,959	(397,098)		-	216,861
Total Income	11,199	613,959	(397,098)	33,911	-	261,971
CONTRIBUTIONS						
Participants		151,786	773,047			924,833
Employer		123,897				123,897
Rollover			2,442			2,442
	-	275,683	775,489	-	-	1,051,172
Total Additions	11,199	889,642	378,391	33,911	-	1,313,143
DEDUCTIONS						
Distributions	(15,824)	(182,571)	(412,001)	(40,377)	-	(650,773)
NET INCREASE PRIOR TO NET INTERFUND TRANSFERS	(4,625)	707,071	(33,610)	(6,466)	-	662,370
NET INTERFUND TRANSFERS	20,315	45,984	56,609	(102,140)	(20,768)	-
NET INCREASE	15,690	753,055	22,999	(108,606)	(20,768)	662,370
NET ASSETS AVAILABLE FOR PLAN BENEFITS						
Beginning of Year	299,747	1,789,850	3,772,833	408,007	20,768	6,291,205
End of Year	$ 315,437	$ 2,542,905	$ 3,795,832	$ 299,401	$ -	$ 6,953,575

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE A - DESCRIPTION OF PLAN

The following description of the VIB Corp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is sponsored by VIB Corp and includes participants from VIB Corp and Valley Independent Bank, collectively referred to herein as the "Company".

GENERAL

The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company who have 90 days of service and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The ERISA minimum coverage requirements have been met.

CONTRIBUTIONS

For each year, contributions are determined by the Board of Directors. Participants may contribute up to fifteen percent of their annual compensation before commissions and noncash taxable fringe benefits not to exceed $10,500. The Company will match 25% of each dollar contributed by employees up to 6% of employees' income. The Company may make additional discretionary matching contributions based upon the Company's performance. Forfeitures of terminated participants nonvested accounts reduces the contribution from the Company.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

PAYMENT OF BENEFITS

Upon retirement, termination of service, or death a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, or monthly, quarterly, or annual installments over the life expectancy of the participant and the participant's designated beneficiary.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The Plan's investments are held by various bank-administered trust funds. The following table presents the fair value of investments:

	December 31, 2001	
	Number of Shares or Principal Amount	Fair Value
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE		
College Life Insurance - Fixed Annuity Contract	315,437	$ 315,437
Investment in VIB Corp Stock	275,454	2,542,905
Nationwide Arranger Group - Mutual Funds	1,551,966	3,795,832
Loans to Participants	299,401	299,401
TOTAL INVESTMENTS AT FAIR VALUE		$ 6,953,575

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 11, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

NOTE F - LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loans to Participants fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.